October 6, 2004

via U.S. mail 	via facsimile
Tim Searcy	Conrad Lysiak, Esq.
President and CEO	509.747.1770
Luna Gold Corp.
777 Dunsmuir Street, Suite 1600
Vancouver, British Columbia
Canada V7Y 1K4

	Re:	Luna Gold Corp.
		Form SB-2/A#2
		File No. 333-117893
		Filed September 16, 2004

Dear Mr. Searcy:

We have reviewed your amended filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Our Offering, page 5

	Concurrent offering by warrant holders and selling shareholders, page 5

1. Disclose in this section that the agreement not to sell warrants or shares pursuant to the concurrent selling shareholder registration statement (File No. 333-41516) applies only to the 4 directors and officers and that those selling shareholders in the concurrent offering that are not your affiliates are under no obligation to comply with such agreement.

2. Disclose the number of shares of common stock and the percentage of outstanding shares of common stock that will be sold by (i) selling shareholders pursuant to the concurrent registration statement other than the four officers and directors described in this section; and (ii) all selling shareholders. Make the corresponding change to the concurrent selling shareholder registration statement, i.e., disclose the number and percentage of outstanding shares of common stock being offered by (i) all selling shareholders including the 4 directors and officers and (ii) all selling shareholders other than the 4 directors and officers.

Closing Comments

Please file a revised registration statement in response to these comments. Mark the amended materials to show all changes made to the document, whether in response to our comments or otherwise. Provide a cover letter that correlates your responses to our comments.

	No other review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


Direct questions to Perry Hindin at (202) 942-2822 or, in his absence, to the undersigned at (202) 942-1870. Please send all correspondence to us at the following ZIP code: 20549-0405.

	Sincerely,



	H. Roger Schwall
	Assistant Director

cc:	Perry Hindin, Esq.



Luna Gold Corp.
October 6, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE